

Albert Oehlen (b. 1954)

Stillebin mit Ingwertopf (Still Life with Ginger Pot) (2000)



Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

INVESTMENT THESIS

Price Appreciation of Similar Works
15.6%

Appraised Value
$2,500,000

Initial Offering
$1,998,000

Similar Sales



$2.7m
$2.0m
$1.3m
$0.7m
$0.0
06
09
12
15
18

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 31 years
2020 Auction Sales	moderate $12,482,471
Repeat Sales	view

0% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

$2,500,000

APPRAISED VALUE

The amount reflects our appraisal of the fair value prior to our commitment to purchase the Painting. Our appraised value is based, in part, on a third-party appraisal. For this particular painting, our appraised value is identical to the third party appraisal.

THIRD PARTY APPRAISAL

WHY WE LIKE THIS PAINTING

- Albert Oehlen is an internationally recognized German abstract artist whose successful career spans 4 decades.
- Two comparable paintings to *Still Life with Ginger Pot* have sold in excess of $2,000,000: *Untitled* (2005), which sold for $2,303,841 in June 2019, and *Flute and Bell* (1991), which sold for $2,660,000 in May 2019.
- A very similar but larger format example, *The Whistlers of* (2001), sold in July 2020 for $2,701,000.
- Immediately prior to acquisition *Still Life with Ginger Pot* was appraised at $2,500,000. Masterworks is offering the painting for $1,998,000.
- Although there are no guarantees, similar works have appreciated at 15.6% annualized historically from 2006 to 2020.
- Gagosian Gallery began representing the artist in 2011. As a mega-dealer, we believe this representation could potentially bring further momentum to the artist's market.
- Nearly 20 of Oehlen's top auction records have been set since 2017, demonstrating his momentous price growth in recent years. His current top record is led by *Selbstportrait mit Leeren Händen* (1998), which sold for $7,552,473 on June 26, 2019.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$12,482,471

2020 Number of Lots Sold
22

Albert OEHLEN

b. 1954, GERMANY



THE PAINTING

Stillebin mit Ingwertopf (Still Life with Ginger Pot), 2000

Oil, resin, and spray enamel on canvas
63 × 63 in. (160 × 160 cm.)

Offering Circular: sec.gov/edgar

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

15.6%

INITIAL OFFERING

$1,998,000

APPRAISED VALUE

$2,500,000

Albert Oehlen (b. 1954) is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

The Painting belongs to a larger body of abstraction created after the 1990s, which Oehlen satirically refers to as "post-non-representational painting". The Painting is vibrant in its composition and fully painted in bright hues, save for an intentional interruption in the center with a swathe of brown. Although the Painting is undoubtedly abstract, Oehlen plays with the viewer's associative impulses and suggests recognizable figurative elements in the shape of a skull, or perhaps clouds in a neon sunset. Larger than the Painting, but similar in style and technique, *Die Pfeifenden Von (The Whistlers of)* (2001) sold for HK$20,935,000 ($2,701,000) on July 9, 2020, over three and half times the sale price of its prior auction record, which was set on October 13, 2014 for a realized price of £470,500 ($756,564). Works of a more comparable scale to the Painting have also sold in excess of two million dollars in recent years; *Untitled* (2005) sold on June 26, 2019 for £1,815,000 ($2,303,841) and *Flute and Bell* (1991) sold for $2,660,000 on May 16, 2019. The bright colors, year, composition, scale, and execution make the Painting a desirable example of the artist's work.

In 1981, at the start of a formative decade in which Oehlen rose to international prominence, Galerie Max Hetzler hosted the artist's first solo exhibition. Since then, Galerie Max Hetzler has held over twenty solo exhibitions of the artist's work and continues to represent the artist in Europe. Oehlen's important role in the broader dialogue of contemporary art was solidified, in part, when mega-dealer Gagosian Gallery became another representative of the artist in 2011.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo

The artist's auction records are led by *Selbstportrait mit Leeren Händen* (1998), which sold for £5,949,950 ($7,552,473) on June 26, 2019, followed by *Stier mit loch* (1986), which sold for £3,608,750 ($4,695,130) on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 on November 13, 2019.

Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, at the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. Works by the artist have also been acquired by significant permanent collections, such as the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, and the Saatchi Gallery in London. As of June 16, 2021, nearly 20 of Albert Oehlen's top auction records have been set since 2017, which is a testament to Oehlen's momentous price growth in recent years. As of June 16, 2021 Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 on November 13, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$3.0M
$2.25M
$1.5M
$0.75M
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019



Signed and dated *A. Oehlen 2000* on the reverse.



The bright colors, year, composition, scale, and execution make the Painting a desirable example of the artist's work.



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise selected paintings by Albert Oehlen that were created between 1998 and 2006 that are between 40 inches by 40 inches and 115 inches by 115 inches and exhibit dominant visual characteristics similar to the Painting, excluding works of the 'Fingermalerei' series, works painted on printed fabric, or that feature large figures, text, inkjet printing, multipanel formats or a grisaille palette. Sales of paintings that were not deemed visually comparable to the Painting were not included in the set of selected similar sales. Where the buyer's premium was unavailable due to incomplete data, the prevailing buyer's premium at the time of sale was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 15.6% CAGR implied from selected sales occurring from October 13, 2006 to October 3, 2019.

3. Historical price appreciation for all sales of works by the artist that satisfy the objective criteria stated, including the period of creation and size parameters, without filtering for subjective visual characteristics, results in a 15.2% CAGR implied from 31 sales of paintings, occurring from October 13, 2006 to October 28, 2020.

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